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[FORETHOUGHT LOGO]

                       FORETHOUGHT LIFE INSURANCE COMPANY
                              [300 N. Meridian St.
                                   Suite 1800
                             Indianapolis, IN 46204]

                                 LIQUIDITY RIDER

This rider is issued as part of the Contract to which it is attached, and is effective on the date it is issued to You. Except where this rider provides otherwise, it is subject to all of the provisions, conditions and limitations of the Contract. Terms used in this rider shall have the same meanings as are set forth in the Contract to which this rider is attached unless otherwise defined in this rider. In case of a conflict between the terms of this rider and the terms of the Contract, the terms of this rider will control.

THIS RIDER HAS NO CASH SURRENDER VALUE.

This rider, for an additional fee, modifies the Contract to reduce the duration of Your Contingent Deferred Sales Charge as described below:

   1. The FREE WITHDRAWAL AMOUNT (FWA) section of the Contract Specifications is modified by replacing all references to "[7] Years" with "[4] Years".

   2. The CONTINGENT DEFERRED SALES CHARGE (CDSC) section of the Contract Specifications is modified by reducing the CDSC duration associated with each Premium Payment to [4] years, after which the percentage used to calculate the CDSC will be 0.00%. Prior to the [fourth] anniversary of each Premium Payment, the percentage used to calculate a CDSC is equal to the percentage described in the Contract Specifications.

   3. The second paragraph of the PREMIUM PAYMENTS subsection of the Contract is replaced with the following:

   The initial Premium Payment is shown on the Contract Data Page. This is a flexible premium annuity. We may accept additional payments until the first Contract Anniversary, upon which additional payments will no longer be accepted. The additional payments must be at least equal to the minimum subsequent Premium Payment shown on the Contract Data Page. Our approval is required for any Premium Payment if the aggregate of all Premium Payments received from You under all deferred variable annuity contracts issued by Us or Our affiliates then equals or exceeds $1,000,000. Our approval is also required for any Premium Payment if the aggregate of all Premium Payments received from You under this Contract exceeds 150% of the Initial Premium.

   4. RIDER CHARGE: The charge for this rider is included in the Net Investment Factor for each of the Sub-Accounts as an optional Rider Charge. During the first [4] Contract Years it is an annual charge of [0.40] % that is deducted daily from the value of the Sub-Accounts. After the [fourth] Contract Anniversary the annual charge becomes 0.00%.

SIGNED FOR FORETHOUGHT LIFE INSURANCE COMPANY
[
          /s/ Samuel Ramos                          /s/ Michael A. Reardon
       ----------------------                      ------------------------
             SECRETARY                                    PRESIDENT]

ICC15-FLICLQ


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